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                         [INSTEEL INDUSTRIES, INC. LOGO]



March 18, 2005

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:   Insteel Industries, Inc. ("Insteel" or the "Company")
      Form 10-K/A#1 for the fiscal year ended October 2, 2004
      File 1-9929

Dear Mr. Decker:

Following is our response to the letter of the staff of the Division of Corporation Finance (the "Staff") dated March 8, 2005 concerning Insteel's amended Form 10-K/A (Amendment No. 1) for the fiscal year ended October 2, 2004. We have repeated the Staff's comments from the March 8, 2005 letter and reflected our response immediately following each item. Please note the numbering of the items corresponds to the numbering of the comments in the Staff's March 8, 2005 letter.

GENERAL

         1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE PROVIDE TO US YOUR INTENDED DISCLOSURE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

Company Response

We acknowledge your comment and have provided the requested disclosure or other revisions to the Staff's comments in our responses below, as applicable, and will include such additional disclosures or other revisions in our future filings as indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
FINANCIAL COVENANTS. PAGE 18

         2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. THERE ARE SEVERAL LINES IN YOUR EBITDA CALCULATION THAT ARE NOT CONSISTENT WITH THE DEFINITION OF EBITDA. IN THIS REGARD, PLEASE RETITLE THE CALCULATION ACCORDINGLY.

Company Response

The titles that are reflected in the table of supporting calculations for the financial covenants are based upon the definitions in the Company's Credit Agreement. With regard to the Staff's comment about the


1373 BOGGS DRIVE/MOUNT AIRY, NORTH CAROLINA 27030/336-786-2141/FAX 336-786-9463

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inconsistency of several lines in the Company's EBITDA calculation with the definition of EBITDA, although certain of the line items are not customarily included in the calculation, to our knowledge, there are no authoritative references or regulations that specify a standardized calculation methodology for EBITDA. However, in order to prevent any confusion on the part of the readers of the Company's financial statements, we will clearly indicate that the definition of EBITDA for purposes of the financial covenants is based on the definition specified in the Company's Credit Agreement. Following is a revised version of the disclosure that was reported in the amended Form 10-K for the year ended October 2, 2004:

                           FIXED CHARGE COVERAGE RATIO
                 For the four-month period ended October 2, 2004


($ amounts in thousands)
EBITDA(1)                                                              $ 30,436
Less Unfunded Capital Expenditures                                       (1,505)
                                                                       --------
                                                                         28,931
Fixed Charges                                                            15,245
                                                                       --------
    Fixed Charge Coverage Ratio                                            1.90
                                                                       ========

Net earnings                                                           $ 12,019
Cash pension contributions                                                 (213)
Income tax provision                                                      8,815
Interest expense                                                          2,236
Depreciation and amortization (net)                                       1,792
Pension expense                                                             254
Expense associated with option grants                                     5,515
Net non-cash losses recorded as other
    expenses                                                                 18
                                                                       --------
        EBITDA(1)                                                      $ 30,436
                                                                       ========

(1)As defined in the Company's Credit Agreement

         The Company's credit facility includes financial covenants such as a Fixed Charge Coverage Ratio, as defined above, that are derived from non-GAAP financial measures, particularly, earnings before interest, taxes, depreciation and amortization as defined in the Company's Credit Agreement ("EBITDA"). EBITDA as defined in the Company's Credit Agreement includes additional adjustments to GAAP net earnings as set forth in the table above. The Company's management uses EBITDA and the debt covenant ratios to measure compliance with its debt covenants and evaluate the operations of the Company. Management believes this presentation is appropriate and enables investors to (i) evaluate the Company's compliance with the financial covenants of its credit facility and (ii) assess the Company's performance over the periods presented. EBITDA and the debt covenant ratio as presented here may not be comparable to similarly titled measures used by other companies in that they are specifically based on the definitions provided for in the Company's Credit Agreement. EBITDA (i) should not be considered as an alternative to net earnings (determined in accordance with GAAP) as an indicator of the Company's financial performance, (ii) is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, and
         (iii) is not indicative of funds available to fund the Company's cash needs because of needed capital replacement or expansion, debt service obligations, or other cash commitments and uncertainties.

Beginning with the Form 10-Q for the quarter ending April 2, 2005, we will provide the revised disclosure for the applicable financial covenant calculations as defined under the terms of the Credit Agreement.


                            INSTEEL INDUSTRIES, INC.
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FINANCIAL STATEMENTS
STATEMENTS OF OPERATIONS. PAGE 24


         3. WE READ YOUR RESPONSE TO PRIOR COMMENT 5. AS PREVIOUSLY REQUESTED, PLEASE TELL US WHETHER YOUR EARNINGS BEFORE INTEREST, INCOME TAXES AND ACCOUNTING CHANGE SUBTOTAL REPRESENTS OPERATING INCOME UNDER U.S. GAAP FOR ALL PERIODS PRESENTED. IF NOT, PLEASE REMOVE THIS SUBTOTAL. ITEM 10(E)(L)(II)(C) OF REGULATION S-K. PROHIBITS THE PRESENTATION OF NON-GAAP MEASURES IN YOUR FINANCIAL STATEMENTS. SEE ALSO, SEC RELEASE 33-8176, INCLUDING FOOTNOTE 20.

Company Response

The earnings before interest, income taxes and accounting change does not represent operating income under U.S. GAAP for all periods presented. Beginning with the Form 10-Q for the quarter ending April 2, 2005, we will remove this subtotal from the Company's consolidated statement of operations in its financial statements.

STATEMENTS OF CASH FLOWS. PAGE 26

         4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6 IN WHICH YOU EXPLAINED HOW YOU DETERMINED THE CASH YOU PAID AS A RESULT OF YOUR TERMINATION OF INTEREST RATE SWAPS SHOULD BE CLASSIFIED AS A FINANCING ACTIVITY. PLEASE TELL US THE GAAP BASIS USED IN DETERMINING YOUR CONCLUSIONS AND LET US KNOW WHO FROM GRANT THORNTON'S NATIONAL OFFICE WAS CONSULTED AND AGREES WITH YOUR CONCLUSIONS.

Company Response

We do not believe that GAAP specifically addresses the classification of interest rate swap payments on the cash flow statement. Although Footnote 12b to paragraph 45A of SFAS 133 indicates that swap agreements involving no payments between the parties at inception are not considered to have a financing element present at inception, it does not specifically prescribe how the associated payments should be classified on the cash flow statement. As we indicated in our letter dated February 22, 2005, the payments that were made to terminate the interest rate swaps were required by the Company's previous lenders that were counterparties to the swaps as a condition for the completion of the refinancing and their willingness to waive certain fees which would have otherwise been payable by the Company and been classified as a financing activity on the Company's consolidated statement of cash flow. In view of the underlying factors that were responsible for the termination of the swap agreements prior to their scheduled maturity dates, the Company believes that the classification of the termination payments as a financing activity is a more appropriate presentation.

The Grant Thornton engagement team consulted with the firm's national office in regards to the appropriate period in which to recognize the loss on the termination of the swaps. However, they did not consult with the national office at the time of the audit regarding the specific presentation of the cash paid to terminate the swaps in the Company's statement of cash flows. They have since consulted with Karin French in their national office, who agrees that the Company's presentation of the payment in financing activities is appropriate given the facts and circumstances.


                            INSTEEL INDUSTRIES, INC.

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NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 27
GENERAL

         5. WE NOTE OUR RESPONSE TO PRIOR COMMENT 10. IN ORDER TO IMPROVE THE ABILITY FOR READERS TO COMPARE INSTEEL TO OTHERS IN THE INDUSTRY, PLEASE DISCLOSE IN A FOOTNOTE IN A MANNER SIMILAR TO YOUR SUPPLEMENTAL RESPONSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN COST OF SALES AND THE TYPES OF EXPENSE THAT YOU INCLUDE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN THE COST OF SALES LINE ITEM.

Company Response

Beginning with the Form 10-K for the year ending October 1, 2005, we will provide the following disclosure in the Summary of Significant Accounting Policies presented in the footnotes to the Company's consolidated financial statements:

                  COST OF SALES. The Company includes the costs of direct material, manufacturing labor and overhead, plant administration, inbound and outbound freight, purchasing and receiving, inspection and warehousing in cost of sales. As the Company generally ships its products from its manufacturing facilities directly to its customers, the Company does not maintain an internal distribution network or incur such distribution or transfer costs in cost of sales.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company includes the costs associated with sales and customer service, corporate and business unit administration, finance and accounting, information systems, human resources, and corporate purchasing and logistics in selling, general and administrative expense.

NOTE 12 - BUSINESS SEGMENT INFORMATION, PAGE 39

         6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12. PLEASE PROVIDE US WITH THE HISTORICAL COMPARISONS OF SALES, COST OF GOODS SOLD, AND GROSS MARGIN AMOUNTS FOR EACH BUSINESS UNIT TO SHOW ECONOMIC SIMILARITY. PLEASE ALSO PROVIDE THIS INFORMATION AS IT RELATES TO A 2005 BUDGET OR ANY ADDITIONAL LONG-TERM FORECASTS.

Company Response

The Company's response to this comment has been submitted to the Securities and Exchange Commission under separate cover pursuant to a request for confidential treatment under 17 C.F.R. Section 200.83.

                                    * * * * *

In connection with our response, we acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                            INSTEEL INDUSTRIES, INC.

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If you should have any additional information requests or questions regarding our responses in this letter, please call me at (336) 786-2141, Ext. 3020.


Sincerely,


/s/ Michael C. Gazmarian

Michael C. Gazmarian
Chief Financial Officer and Treasurer



                            INSTEEL INDUSTRIES, INC.